Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months
	Ended March 31,
	2010	2009

Earnings available to cover fixed charges:
Income before income taxes	$82	$74
Plus: Fixed charges	80	58
Amortization of capitalized interest	3	3
Less: Capitalized interest	1	3

Earnings available to cover fixed charges	$164	$132

Fixed charges (*):
Interest, including amortization of deferred financing costs	$74	$51
Interest portion of rental expense	6	7

Total fixed charges	$80	$58

Ratio of earnings to fixed charges	2.05x	2.28x

(*)	Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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